Exhibit 99.4

NASDAQ: SBLK

Creating the Largest U.S. Listed Drybulk Company

June 16, 2014

Forward-Looking Statements

Except for the historical information contained herein, this presentation contains among other things, certain forward-looking statements, that involve risks and uncertainties. Such statements may include, without limitation, statements with respect to the Company’s plans, objectives, expectations and intentions and other statements identified by words such as “may”, “could”, “would”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans” or similar expressions. These statements are based upon the current beliefs and expectations of the Company’s management and are subject to significant risks and uncertainties, including those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results, including, without limitation, operating or financial results, if any, may differ from those set forth in the forward-looking statements. These forward-looking statements involve certain risks and uncertainties that are subject to change based on various factors (many of which are beyond the Company s control).

Forward-looking statements include statements regarding:

The effectuation of Star Bulk s recently announced subsidiary merger transaction;

The delivery to and operation of assets by Star Bulk;

Star Bulk’s future operating or financial results;

Future, pending or recent acquisitions, business strategy. Areas of possible expansion, and expected capital spending or operating expenses; and

Dry bulk market trends, including charter rates and factors affecting vessel supply and demand.

Certain financial information and data contained in this presentation is unaudited and does not conform to GAAP (as defined below) or to Securities and Exchange Commission Regulations. We may also from time to time make forward-looking statements in our periodic reports that we will furnish to or file with the Securities and Exchange Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. This presentation includes certain estimated financial information and forecasts that are not derived in accordance with generally accepted accounting principles (“GAAP”). The Company believes that the presentation of these non-GAAP measures provides information that is useful to the Company’s shareholders as they indicate the ability of Star Bulk, to meet capital expenditures, working capital requirements and other obligations, and make distributions to its stockholders.

We undertake no obligation to publicly update or revise any forward-looking statement contained in this presentation, whether as a result of new information, future events or otherwise, except as required by law. In light of the risks, uncertainties and assumptions, the forward-looking events discussed in this presentation might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

Additional Information

This report does not constitute a solicitation of materials of any vote or approval in respect of the proposed merger or the proposed transactions involving Star Bulk or otherwise contemplated herein. In connection with the proposed merger and the proposed transaction, a special stockholder meeting has been announced and will be held on or about July 11, 2014 to obtain stockholder approval. In connection with the Merger and the Transaction, Star Bulk intends to furnish relevant materials, including a proxy statement, with the Securities and Exchange Commission (the “SEC”) on Form 6-K. Investors and security holders of Star Bulk are urged to read the proxy statement and other relevant materials when they become available because they will contain important information about Star Bulk, Oceanbulk and the proposed transactions. The proxy statement and other relevant materials (when they become available), and any other documents filed by Star Bulk with the Securities and Exchange Commission, may be obtained free of charge at the SEC’s website at www.sec.gov, at Star Bulk s website at www.starbulk.com or by sending a written request to Star Bulk at c/o Star Bulk Management Inc. 40, Agiou Konstantinou Str., Maroussi 15124, Athens, Greece, Attention: Investor Relations.

Star Bulk and its directors, executive officers and certain other members of management and employees may be deemed to be participants in soliciting proxies from the stockholders of Star Bulk in favor of the Merger. Information regarding the persons who may be considered to be participants in the solicitation of Star Bulk’s stockholders in connection with the proposed transaction and their ownership of Star Bulk’s common stock will be set forth in Star Bulk s proxy statement for its special meeting. Investors can find more information about Star Bulk and its executive officers and directors in its Annual Report on Form 20-F for the fiscal year ended December 31, 2013 and in its proxy statement, when available, that will be furnished with the SEC on Form 6-K.

Acquisition Highlights

Star Bulk announces agreement to enter into a subsidiary merger transaction with Oceanbulk and acquire assets controlled by members of the Pappas family and affiliates(1) and assets owned by an affiliated joint-venture (collectively, “Acquisition Fleet”) for a total stock consideration of 54.104 million Star Bulk shares

Purchase price value is based on broker fleet valuation with a $35 million adjustment in favor of Star Bulk

Acquisition of a high-quality, modern and fuel efficient drybulk fleet

15 ships currently on-the-water

Fleet of 41 modern vessels, of which 28 are “Eco design” fuel efficient vessels

26 newbuild contracts from reputable shipyards with an expected delivery schedule mostly between Q3 2014 and Q4 2015

(1) Includes Milena Maria Pappas, one of our directors.

Experienced Management Team

Chairman of the Board of Directors: Spyros Capralos

CEO: Petros Pappas

President: Hamish Norton

COO: Nicos Rescos

Co-CFOs: Simos Spyrou & Christos Begleris

Significant Merger Benefits

Seeks to create the largest U.S. listed drybulk company

69 vessels approximating 8.7 million deadweight tons

Dry bulk fleet of 39 eco will be one of the largest eco fleets in the world when delivered Acquired ships built or being built at high-quality Japanese and Chinese shipyards Acquisition of sister ships will create an advantage in operational and technical management

Consolidation seeks to create a market leader in drybulk with strong sponsorship

Aligned interest of managers and shareholders through transparent fully-owned structure Platform for significant additional acquisitions as opportunities arise

Significant earnings and cash flow upside potential

Large fleet with spot exposure provides for significant upside Efficient cost structure

Eco vessel type helps to mitigate downside cash flow and residual risk

Significant market capitalization and enhanced liquidity

Star Bulk believes the transaction should result in a pro forma equity value greater than $1,009.0 (1) million and combined fully-delivered fleet value of $2,780.4 (2) million Enhanced access to equity and debt capital markets for delivery payments and additional growth capital

(1) Unaudited, based on SBLK share price of $12.07 as of June 13, 2014 and pro forma share count of 83.598 million (29.494 million SBLK standalone shares plus 54.104 million shares issued to Oceanbulk and other Sellers in the transaction.) (2) Unaudited, based on asset values as of May 2014 from VesselsValue.com

Acquisition of Oceanbulk (I)

Stock-for-stock consideration

Share issuance at a modest discount to Acquisition Fleet s NAV

48.396 million shares issued to acquire Oceanbulk’s existing 12 on-the-water vessels and 25 newbuild contracts 3.593 million shares issued to members of the Pappas family and affiliates to purchase one Capesize and one Kamsarmax 2.116 million shares issued into an escrow account, subject to future delivery, to purchase two Kamsarmaxes from an Oceanbulk-affiliated joint venture Pro forma for the transaction, Oaktree would own 61.3%, Petros Pappas’ family and certain affiliates 12.5% and other existing shareholders 26.2% of Star Bulk’s outstanding common stock Star Bulk will enter into a shareholder agreement with Oaktree and Petros Pappas, respectively, regarding key governance provisions, including, but not limited to (i) board representation, (ii) voting restrictions, (iii) standstill provisions and (iv) limitation on share ownership Following the issuance of shares, Star Bulk would have 83.598 million shares outstanding

Source: Merger Agreement

Acquisition of Oceanbulk (II)

Merger agreement approved by Star Bulk’s Board of Directors

Negotiated and approved by Star Bulk’s Transaction Committee (disinterested directors)

Conditioned on affirmative vote of the holders (other than Oceanbulk, Pappas and their respective affiliates) of a majority of Star Bulk shares present (in person or by proxy) and voting at the stockholder meeting

Expected closing in July 2014

Source: Merger Agreement

Acquiring High-Quality, Ultra-Modern Fleet

Highlights Acquisition Fleet

On-the-water (OTW) fleet:

15 vessels

Newbuilds: 26 vessels

5 Capesize 6 Kamsarmax 2 Post Panamax 2 Supramax

28 of 41 vessels are eco-

friendly design

Newbuilds

Vessel Type:

Supramax to Newcastlemax

55,742 dwt to 209,000 dwt

December 2014 ITW Fleet

age: 4.9 years

Fleet age upon all

scheduled deliveries by 8 Newcastlemax 8 Capesize 10 Ultramax

2016: 3.6 years

Note: Includes assets owned by members of the Pappas family and affiliates and affiliated joint-venture Average age calculations weighted by dwt

Pro Forma Star Bulk Fleet

Diversified but concentration on larger vessels Average age decreases from 8.0 years to 4.7 years (1)

Million DWT Ultramax 999 Supramax 536 Kamsarmax 492 New castlemax 2,708 Post Panamax 395 Capesize 3,572

11% 6% 31% 6% 5% 41%

25 13 20 2

20 8 13 2

15 5 7 6 6 16 10 6 10 2 8

10 4

New castlemax Capesize Post Panamax Kamsarmax Ultramax Supramax

SBLK Fleet Acquired Fleet

Source: SBLK management

(1) Represents 2015E dwt weighted average age

Modern Fleet Focused on Larger Vessels

DWT

10,000,000

69

9,000,000

10

8,000,000 61 16

7,000,000 10 6

4

6,000,000 16

6

5,000,000

35 4 20

4,000,000 32

10

2

3,000,000 10 6 19

2

6 4

2,000,000 4

13

1,000,000 10 13

6

- — —

Current Q4 2014 Q4 2015 Q2 2016

Newcastlemax Capesize Post Panamax Kamsarmax Ultramax Supramax

On a fully-delivered basis, our fleet will consist of 69 vessels with a weighted average age of 4.7 years (1) and 8.7 million dwt, making us the largest U.S. listed dry bulk company

Source: SBLK management

(1) Represents 2015E dwt weighted average age

Industry Leading Owner of Drybulk

Star Bulk is expected to become the largest owner (by dwt) of drybulk vessels and a leading Newcastlemax and Capesize player with 33 vessels

Owned Newcastlemax / Capesize Vessels

45

40

35

30

25

20

15

10

5

0

39(1)

33

28

12

12

11

9

9

4

3

0

VLCCF

SALT

DSX

DRYS

NM

GNK

NMM

BALT

SB

EGLE

10,000

9,000

8,000

7,000

6,000

5,000

4,000

3,000

2,000

1,000

0

8,701

8,664

6,985(1)

4,627

4,379

3,981

3,904

3,810

2,502

2,451

1,351

SALT VLCCF DSX DRYS NM SB GNK NMM EGLE BALT

Deadweight Tons (‘000 DWT)

Source: Company filings

(1) Includes 25 Capesize vessels (180,000 dwt) acquired from Frontline 2012 on April 24, 2014

Strategic Focus

Capitalize on increases in demand for dry bulk shipping

Operate vessels in spot and short term time charter market to benefit from increase in rates

Active vessel employment Charter vessels in an active and sophisticated manner

Voyage employment tailored to our fuel efficient fleet

Expanding fleet through vessel acquisition at attractive prices

Fleet growth Contracts for 37 newbuild vessels with aggregate capacity of ~5.4m dwt

Continue to opportunistically acquire young, modern secondhand tonnage at attractive prices

Leverage management’s experience and relationships

Industry relationships Leverage our management’s operational experience and relationships to expand the fleet,

optimize our cost of capital and maximize shareholder value

Minimize operating costs and corporate overhead

Our opex per vessel is expected to be among the lowest in the industry due to our focus on

Operating efficiency building the most sophisticated technical, commercial and procurement management

We expect increased cost efficiencies due to the increased number of sister ships in our fleet

Our remote vessel monitoring system will allow us to constantly monitor vessel parameters including consumption of fuel and lubricants to minimize costs

Maintain a strong balance sheet through moderate use of leverage

Maintain moderate levels of leverage (<60% LTV) over time to retain greater flexibility than

Balance sheet more leveraged competitors to operate vessels under shorter spot or period charters

A focus on ample liquidity and moderate leverage will allow us to be more nimble when secondhand vessel acquisition opportunities arise

Differentiating Operating Approach: Vessel Performance Monitoring Dept

Real time remote monitoring of 200+ operating system functions on board vessel

Sophisticated software and experienced personnel ashore receiving and analyzing

How does it work data, locating operational inefficiencies

Particular emphasis on fuel consumption metrics, lubricants, operational parameters of critical equipment

Operational efficiencies achieved across the vessel systems reducing fuel bills and other consumables

Speed optimization in relation to vessels draft and prevailing weather during sea passage

Benefits Significant cost savings: for example 2 tons of fuel oil / day saving at $600 x 70% sailing days x 69 vessels x 365 days = $21.2 million of annual savings

Better maintenance of vessels: ability to identify equipment operational problems and enhance preventive maintenance, minimizing interruptions and repair costs

Dept led by senior executive with prior experience of vessel performance monitoring for large public company

Implementation Monitoring equipment to be installed on vessels within the next 8 months (and on new buildings as those are delivered)

Vessel Monitoring will require a period of 8-12 months to be fully operational

Newcastlemax Vessels Offer Many Commercial Benefits

- **Newcastlemax designs will offer significant benefits for charterers and major exporters**
  - Port operations efficiency due to the reduction of bottlenecks & congestion and an increase of export volumes
  - Significant reduction of dollar per ton cost on major routes during a high Bunker environment
- **To achieve a time charter equivalent of $31,000 per day, the Newcastlemax would require**
  - On the Brazil-China round voyage ~$23.5 per ton versus $27.8 per ton for the New Baltic Capesize
  - On the Australia-China round voyage ~$9.5 per ton versus $10.8 per ton for the New Baltic Capesize

Newcastlemaxes have become popular with AAA-rated charterers who are willing to charter based on index-linked consecutive voyages paying full intake



$80,000
$60,000
$40,000
$20,000
$0
New Baltic Cape
JMU Cape
SWS Newcastlemax
14,016
21,929
24,325
53,395
61,752
69,691
$20 per ton
$40 per ton

Note: For the Old Baltic Capesize vessel, the company used the Eco speed cited by an actual ship in operation with specifications that were similar to the Old Baltic Capesize vessel

15

Fleet Employment Profile -Leverage to Upside

StarBulk

- Current Fleet Coverage[(1)] : 26% for remaining 2014 – 17% for 2015- 7% for 2016
- Capesize Fleet Coverage : 20% for remaining 2014 – 9% for 2015
- Post Panamax/ Kamsarmax Fleet Coverage [(1)] : 57% for remaining 2014 – 50% for 2015 – 26 % for 2016
- Supramax Fleet Coverage: 11% for remaining 2014
- Total contracted gross revenue of approximately $65.03 million

Vessel	Charterer	2014				2015				Gross TC Rate
		1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	
Star Aurora	Major Mining Company									$17,000
Star Big	Major Mining Company									$25,000
Big Bang	Major Trading Company									$12,000 + GBB 1,000,000
Big Fish	Major Trading Company									$23,500 + GBB 725,000
Star Borealis	Major Trading Company									$27.75 / ton
Star Mega	Major Mining Company									$24,500
Kymopolia	SPOT									SPOT
Obelix	Major Trading Company									$18.25 / ton
Pantagruel	Major Trading Company									$18.40 / ton
Star Polaris	SPOT									SPOT
Amami	Glocal Maritime								Jun-16	$15,000
Madredeus	Glocal Maritime								Jun-16	$15,000
Star Sirius	Glocal Maritime								Jun-16	$15,000
Star Vega	Glocal Maritime								Jun-16	$15,000
Magnum Opus	Short term TC									$10,900
Mercurial Virgo	Short term TC									$14,500 + GBB 450,000
Pendulum	Short term TC									$14,750 + GBB 475,000
Tsu Ebisu	Short term TC									$10,900
Star Challenger	Short term TC									$11,250
Star Fighter	Short term TC									$13,400
Star Cosmo	Short term TC									$7,500
Star Delta	Short term TC									$14,500
Star Epsilon	Short term TC									$8,200 for the first 65 days/ $12,500 thereafter
Star Gamma	Major Trading Company									$9,400
Star Kappa	Short term TC									$10,000+$300,000 GBB
Maiden Voyage	Short term TC									$11,650
Star Omicron	Short term TC									$8,000
Strange Attractor	Short term TC									$9,500
Star Theta	Short term TC									$12,500+$250,000 GBB
Star Zeta	Short term TC									$12,500

(1) Does not include Heron Vessels, which are expected to be acquired within Q3 2014.

16

Significant Operating Leverage

30,000 Fleet Spot Days(1)

25,006

25,000 23,434

20,000 9,446

9,408

15,162

15,000

3,650

6,867 2,825

10,000

5,365 2,190

5,000 2,176 11,201 11,910

1,117 6,105

- 2,072

FY 2014 FY 2015 FY 2016 FY 2017

Capesize / Newcastlemax Post Panamax Supramax / Ultramax

Change in EBITDA / Free Cash Flow ($ in millions)

Change in Freight Rates FY 2014 FY 2015 FY 2016 FY 2017

Capesize TCE Panamax/Supramax TCE

$1,000 $400 $3.4 $9.7 $16.1 $17.1

5,000 2,000 16.9 48.6 80.5 85.7

10,000 4,000 33.9 97.3 160.9 171.5

15,000 6,000 50.8 145.9 241.4 257.2

20,000 8,000 67.8 194.6 321.9 343.0

40,000 16,000 135.6 389.1 643.8 685.9

Source: SBLK management

Note: Figures above are based on Company estimates

(1) Excluding off hire days due to dry docking

Balance Sheet and Stable Leverage Profile

StarBulk

- **Total Pro Forma Outstanding Debt** (1) **$495.6 m**
- **Pro Forma Cash** (1) **$140.9m**
- **Net Outstanding Debt** (1) **$354.6m**
- **Newbuilds Total Cost** **$1,599.1m**
- **Advances Paid for Vessels Under Construction** (1) **$229.4m**
- **Committed Debt Financing** **$530.7m**
- **Target Remaining Debt Financing (60% of vessel cost)** **$532.1m**
- **Funding Gap (excl. working capital):** **$166.0m**
- **Funding Gap (incl. working capital):** **$203.0m**

Remaining NB CAPEX Payment Schedule



$ MM
900
800
700
600
500
400
300
200
100
-
229
229
163
33
65
65
881
375
280
226
326
124
186
16
Paid
Remaining 2014
2015
2016
Total Equity Capex
Total Committed Debt
Total Assumed Debt

All figures approximate

Note: Figures above are based on Company estimates
(1) As of 3/31/2014 based on Pro Forma Balance Sheet and including the drawdown of the $86.6 million HSBC facility.
The Pro Forma Balance Sheet is based on the debt and cash balances as of 31/03/2014 and incorporates debt/cash Adjustments to account for i) the delivery of Tsu Ebisu & Magnum Opus and drawdown of $40 million total debt ii) The assumption of new debt of $25 million to finance the cash portion of the purchase consideration of the 2 Heron Vessels by Star Bulk iii) Estimated Transaction Expenses of $7.5 million and iv) The payment of $1.285 million in arrangement fees for committed debt financing.

18

Expected Timetable

Key Dates

Execution of Merger Agreements: June 16, 2014

Record date for special meeting of shareholders for approve transactions: June 17, 2014 Date of special meeting: July 11, 2014 Closing Date: Upon satisfaction of conditions to the transactions

Thank you